Lori Thompson
Account Manager, Client Services
Telephone: 416.361.0930 Ext. 243
lthompson@equitytransfer.com

VIA ELECTRONIC TRANSMISSION

March 7, 2008

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	UR-Energy Inc.
Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the Annual & SpecialMeeting of Shareholders for UR-Energy Inc.

1.	ISIN:	CA 91688R1082
	CUSIP:	91688R108

2.	Date Fixed for the Meeting:	May 8, 2008

3.	Record Date For Notice:	April 3, 2008

4.	Record Date For Voting:	April 3, 2008

5.	Beneficial Ownership Determination Date:	April 3, 2008

6.	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting:	Common

7.	Classes of Series of Securities that entitle the holder to vote at the meeting:	Common

8.	Business to be conducted at the meeting:	Annual & Special

Yours Truly,

EQUITY TRANSFER & TRUST COMPANY

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